EX-3.5 2 rcat1025forms1exh3_5.htm Red Cat Holdings, Inc. Code of Conduct

Exhibit 3.5

Red Cat Holdings, Inc.

CORPORATE CODE OF CONDUCT AND ETHICS

FOREWORD

This Corporate Code of Conduct and Ethics, referred to as the “Code,” is intended to provide our associates, as defined below, with a clear understanding of the principles of business conduct and ethics that are expected of them. The standards set forth in the Code apply to us all. Every associate of Red Cat Holdings (the “Company”) must acknowledge his or her review of this agreement, and their commitment to comply with the Code as a condition of their relationship with the Company. The term “associate” means every full and part-time employee of the Company and its subsidiaries, all members of the Company’s senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, and every member of the Company’s Board of Directors, even if such member is not employed by the Company.

Many of the standards outlined on the following pages will be familiar as they reflect the fundamental values of fairness and integrity that are a part of our daily lives. Applying these standards to our business lives is an extension of the values by which we are known as individuals and by which we want to be known as a Company.

It is our responsibility to conduct ourselves in an ethical business manner and to ensure that others do the same. If any one of us violates these standards, he or she can expect a disciplinary response, up to and including termination of any employment or other relationship with the Company, and possibly other legal action. If any breach of the Code is known to you, you are obligated to report violations to to any member of the Compliance Committee (“the Committee”), as described in more detail below. The establishment of a confidential and anonymous option to accept and process such reports ensures that the good faith efforts of all of us to comply with the Code are not undermined.

The provisions of the Code regarding the actions the Company will take are guidelines which the Company intends to follow. There may be circumstances, however, that in the Company’s judgment require different measures or actions and in such cases, it may act accordingly while still attempting to fulfill the principles underlying this Code. While it is impossible for this Code to describe every situation that may arise, the standards explained in this Code are guidelines that should govern our conduct at all times. If you are confronted with situations not covered by this Code, or have questions regarding the matters that are addressed in the Code, you are urged to consult with the General Counsel, or a member of the Committee.

The Committee will provide a summary of all matters considered under the Code of the Board of Directors or a committee thereof at each regular meeting thereof or sooner if warranted by the severity of the matter. All proceedings and the identity of the person reporting will be kept confidential to the extent required by applicable law.

Q: How can I contact the Committee?

A: The phone numbers of each member of the Committee are listed below. Any one of these individuals can assist you in answering questions or reporting violations or suspected violations under the Code.

Chief Executive Officer	939 200 9400
Chief Financial Officer	603 686 4963

Each associate may contact any individual listed above to anonymously report any suspected violations of the Code, federal securities or antifraud laws, accounting issues, any federal law relating to fraud against shareholders or any other concerns an associate may have with respect to the Company’s business or operations. The Company expects to establish the ability of Associates to make such reports on a completely anonymous and confidential basis by contracting with a third party service. We will update this Code when such a service has been established.

Q: Do I have a duty to report violations under the Code?

A: Yes, participation in the Code and the corporate governance program is mandatory. You must immediately report any suspected or actual violation of the Code to a member of the Committee. Your report will be treated as confidential. Failure to report suspected or actual violations is itself a violation of the Code and may subject you to disciplinary action, including termination of employment or legal action.

Q: I’m afraid of being fired for raising questions or reporting violations under the Code. Will I be risking my job if I do?

A: The Code contains a clear non-retaliation policy which is located in Section VII of the Code, meaning that if you report a violation of a federal criminal statute by the Company, or its agents acting on behalf of the Company, to a federal law enforcement officer or the appropriate officer of the Company identified in Section VII, the Company has an obligation to protect you from being fired, demoted or otherwise harmed for, or because of, the reporting of this violation to a law enforcement agency, even if the violation involves you, your supervisor, or senior management of the Company. Any report you make to the Committee will be treated as confidential.

Q: How are suspected violations investigated under the Code?

A: When a suspected violation is reported to a member of the Committee, the entire Board of Directors will be notified of such report and then gather information about the allegation by interviewing the associate reporting the suspected violation, the associate who is accused of the violation and/or any co-workers or associates of the accused associates to determine if a factual basis for the allegation exists. The reporting associate’s immediate supervisor will not be involved in the investigation, if the reported violation involved that supervisor. To the extent possible under law, the identity of the reporting associate will be kept confidential.

If non-substantiated, the reporting associate will be informed and at that time will be asked for any additional information not previously communicated. If there is no additional information, the Board of Directors will close the case as unsubstantiated and no further action will be taken.

If the allegation is substantiated, the Committee will make a judgment as to the degree of severity of the violation and the appropriate disciplinary response. In more severe cases, the Committee will make a recommendation to the Board of Directors of the Company for its approval. The Board’s decision as to disciplinary action will be final. In the case of less severe violations, the General Counsel may refer the violation to the Human Resources Department for appropriate disciplinary action.

All proceedings will be kept confidential and limited to those in the Company with a need to know. Every effort to protect the identity of the reporting person will be made, to the extent allowable under law.

Q: Do I have to participate in any investigation under the Code?

A: Your full cooperation with any pending investigation under the Code is a condition of your continued relationship with the Company. The refusal to cooperate fully with any investigation is a violation of the Code and grounds for termination.

Q: What are the consequences of violating the Code?

A: As explained above, associates who violate the Code may be subject to varying levels of discipline, including, but not limited to, termination of employment. Associates who violate the Code may simultaneously violate federal, state, local or foreign laws, regulations or policies and in such a case such associates may be subject to prosecution, imprisonment and fines, including reimbursement to the Company, the government or any other person for losses resulting from the violation and may be subject to punitive damages depending on the severity of the violation.

I. GENERAL REQUIREMENTS	5
II. CONFLICTS OF INTEREST	5
III. PROTECTION AND PROPER USE OF COMPANY ASSETS	6
A. Proper Use of Company Property	6
B. Confidential Information	7
C. Accurate Records and Reporting	7
D. Records Management	8
IV. FAIR DEALING WITH CUSTOMERS, SUPPLIERS, COMPETITORS AND ASSOCIATES	9
A. Giving Gifts	9
B. Receiving Gifts	10
C. Unfair Competition	10
D. Antitrust Concerns	11
E. Unfair Practices in International Business	12
F. Employment of Customer Representatives	13
V. GOVERNMENT AND INVESTOR RELATIONS	14
A. Government Procurement	14
B. Payments to Officials	14
C. Political Contributions	14
D. Investor Relations	15
VI. COMPLIANCE WITH LAWS, RULES AND REGULATIONS	15
A. Insider Trading Policy	15
B. Equal Employment Opportunity	16
C. Non- Harassment Policy	16
D. Health, Safety & Environment Laws	16
E. Drugs, Alcohol & Prohibited Materials	16
VII. REPORTING VIOLATIONS UNDER THE CODE; NON-RETALIATION POLICY	17
VIII. QUESTIONS UNDER THE CODE AND WAIVER PROCEDURES	18

RED CAT HOLDINGS

CORPORATE CODE OF CONDUCT AND ETHICS

I.	GENERAL REQUIREMENTS

To be honest, fair, and accountable in all business dealings and obligations, and to ensure:

•	the ethical handling of conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely and understandable disclosure in the reports required to be filed by the Company with the Securities and Exchange Commission and in other public communications made by the Company; and
•	compliance with applicable governmental laws, rules and regulations.
II.	CONFLICTS OF INTEREST

Associates should avoid any situation that may involve, or even appear to involve, a conflict between their personal interests and the interests of the Company. In dealings with current or potential customers, suppliers, contractors, and competitors, each associate should act in the best interest of the Company to the exclusion of personal advantage. Associates are prohibited from any of the following activities which could represent an actual or perceived conflict of interest:

•	No associate or immediate family member of an associate shall have a significant financial interest in, or obligation to, any outside enterprise which does or seeks to do business with the Company or which is an actual or potential competitor of the Company without prior approval of the Committee or in the case of executive officers or members of the Board of Directors, the full Board of Directors or a committee thereof.
•	No associate shall conduct business on the Company’s behalf with an outside enterprise if an immediate family member of the associate is a principal, officer or employee of such enterprise.
•	No associate or immediate family member of an associate shall serve as a director, officer or in any other management or consulting capacity of any actual or potential competitor of the Company without prior approval of the Committee or in the case of executive officers or members of the Board of Directors, the full Board of Directors or a committee thereof.
•	No associate shall use any Company property or information or his or her position at the Company for his or her personal gain.
•	No associate shall engage in activities that are directly competitive with those in which the Company is engaged.
•	No associate shall divert a business opportunity from the Company to such individual’s own benefit. If an associate becomes aware of an opportunity to acquire or profit from a business opportunity or investment in which the Company is or may become involved or in which the Company may have an existing interest, the associate should disclose the relevant facts to a member of the Committee. The associate may proceed to take advantage of such opportunity only if the Company is unwilling or unable to take advantage of such opportunity as notified in writing by the Committee.
•	No associate or immediate family member of an associate shall receive any loan or advance from the Company, or be the beneficiary of a guarantee by the Company of a loan or advance from a third party, except for customary advances or corporate credit in the ordinary course of business. Please see Section III E below, “Corporate Advances”, for more information on permitted corporate advances.

In addition, the Audit Committee or the Board of Directors will review and approve all related-party transactions as required by the Securities and Exchange Commission, the Nasdaq Stock Market or any other regulatory body to which the Company is subject.

Each associate should make prompt and full disclosure in writing to a member of the Committee of any situation that may involve a conflict of interest. Failure to disclose any actual or perceived conflict of interest is a violation of the Code.

III.	PROTECTION AND PROPER USE OF COMPANY ASSETS

Proper protection and use of Company assets, including proprietary information, is a fundamental responsibility of each associate of the Company. Associates must comply with security programs to safeguard assets against unauthorized use or removal, as well as against loss by criminal act or breach of trust.

A.             Proper Use of Company Property

The removal from the Company’s facilities of the Company’s property is prohibited, unless authorized by the Company. This applies to furnishings, equipment, computers and supplies, as well as property created or obtained by the Company for its exclusive use – such as client and customer lists, files, personnel information, reference materials and reports, computer software, data processing programs and data bases. Neither originals nor copies of these materials may be removed from the Company’s premises or used for purposes other than the Company’s business without prior written authorization from the Committee.

The Company’s products and services are its property; contributions made by any associate to their development and implementation are the Company’s property and remain the Company’s property even if the individual’s employment or directorship terminates.

Each associate has an obligation to use the time for which he or she receives compensation from the Company productively. Work hours should be devoted to activities directly related to the Company’s business.

B.             Confidential Information

The Company provides its associates with confidential information relating to the Company and its business with the understanding that such information is to be held in confidence and not communicated to anyone who is not authorized to see it, except as may be required by law. The type of information that each associate must safeguard includes (but is not limited to) the Company’s plans and business strategy, unannounced products, promotions and/or contracts, sales data, significant projects, customer and supplier lists, patents, trade secrets, manufacturing techniques and sensitive financial information, whether in electronic or conventional format. These are costly, valuable resources developed for the exclusive benefit of the Company. No associate shall disclose the Company’s confidential information to an unauthorized third party or use the Company’s confidential information for his or her own personal benefit. Each associate should be familiar with and must abide by the terms of the Confidentiality and Nondisclosure Agreement, as signed by each associate upon commencement of employment with the Company. A copy of this agreement is on record with the Human Resources Department.

C.             Accurate Records and Reporting

Under law, the Company is required to keep books, records and accounts that accurately and fairly reflect all transactions, disposition of assets and other events that are the subject of specific regulatory record keeping requirements, including safety and inspection reports, routing and scheduling information, generally accepted accounting principles and other applicable rules, regulations and criteria for preparing financial statements. All Company financial reports, accounting records, sales reports, expense accounts, invoices, purchase orders, and other documents must accurately and clearly represent the relevant facts and the true nature of transactions. Under no circumstance may there be any unrecorded liability or fund of the Company, regardless of the purposes for which the liability or fund may have been intended, or any improper or inaccurate entry knowingly made on the books or records of the Company. No payment on behalf of the Company may be approved or made with the intention, understanding or awareness that any part of the payment is to be used for any purpose other than that described by the documentation supporting the payments. In addition, intentional accounting misclassifications (e.g., expense versus capital) and improper acceleration or deferrals of expenses or revenues are unacceptable reporting practices that are expressly prohibited.

The Company has developed and maintains a system of internal controls to provide reasonable assurance that transactions are executed in accordance with management’s authorization, are properly recorded and posted, and is in compliance with regulatory requirements. The system of internal controls within the Company includes written policies and procedures, budgetary controls, supervisory review and monitoring, and various other checks and balances, and safeguards such as password protection to access certain computer systems. Associates are expected to be familiar with, and to adhere strictly to, these control policies.

The Company has also developed and maintains a set of disclosure controls and procedures to ensure that all of the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms.

Associates are expected to be familiar with, and to adhere strictly to, these internal controls and disclosure controls and procedures.

Responsibility for compliance with these principles rests with all associates, and not solely with the Company’s accounting personnel. All associates involved in approving transactions, supplying documentation for transactions, and determining account classifications are responsible for complying with these standards. Because the integrity of the Company’s external reports to shareholders and the Securities and Exchange Commission depends on the integrity of the Company’s internal reports and record-keeping, all associates must adhere to the highest standards of care with respect to our internal records and reporting. The Company is committed to full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by it with the SEC, and it expects each associate to work diligently towards that goal. All associates shall, as requested, assist the Company’s Disclosure Committee in gathering, analyzing and summarizing relevant information for such periodic reports.

Any associate who believes the Company’s books and records are not in accord with these requirements should immediately report the matter to the Committee or as set forth below. The Company has adopted explicit non-retaliation policies with respect to these matters, as described in Section VII below.

In addition to reporting violations of the Code as described above, the Board encourages associates to report, on a confidential and anonymous basis, any concerns regarding questionable accounting or auditing matters. The procedures identified below may be amended or supplemented from time to time in order to comply with the listing requirements of the exchange, market or quotation system upon which the Company may be listed at such time.

Also, associates may contact the Committee or Board of Directors directly to report any questionable accounting or auditing matters. The explicit non-retaliation procedures described in Section VII below will apply to any associate who reports any questionable accounting or auditing matters.

D.             Records Management

The Company requires honest and accurate recording and reporting of information in order to make reasonable business decisions. All Company business data, records and reports must be prepared truthfully and accurately. Numerous federal and state statutes require the proper retention of many categories of records and documents that are commonly maintained by companies. All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and conform to the applicable legal requirements and the Company’s system of internal controls for retention and destruction.

In addition, any record, in paper of electronic format, relevant to a threatened, anticipated or actual internal or external inquiry, investigation, matter or lawsuit may not be discarded, concealed, falsified, altered, or otherwise made unavailable, once an associate has become aware of the existence of such threatened, anticipated or actual internal or external inquiry, investigation, matter or lawsuit. Associates must handle such records in accordance with the procedures outlined in the Company’s Records Management Policy.

When in doubt regarding retention of any record, an associate must not discard or alter the record in question and should seek guidance from the Committee.

Corporate Advances

Under law, the Company may not loan money to associates except in limited circumstances. It shall be a violation of the Code for any associate to advance Company funds to any other associate or to himself or herself except for small business advances for legitimate corporate purposes which are approved by a supervisor or pursuant to a corporate credit card for legitimate business purposes.

Company credit cards are to be used only for authorized, legitimate business purposes. An associate will be responsible for any unauthorized charges to a Company credit card.

IV.	FAIR DEALING WITH CUSTOMERS, SUPPLIERS, COMPETITORS AND ASSOCIATES

The Company does not seek to gain any advantage through the improper use of favors or other inducements. Good judgment and moderation must be exercised to avoid misinterpretation and adverse effect on the reputation of the Company or its associates. Offering, giving, soliciting or receiving any form of bribe to or from an employee of a customer or supplier to influence that employee’s conduct is strictly prohibited.

A.             Giving Gifts

Cash or cash-equivalent gifts must not be given by an associate to any person or organization. Gifts, favors and entertainment may be given to persons other than government officials if such items:

•	are consistent with customary business practice;
•	are not excessive in value and cannot be construed as a bribe or pay-off;
•	are not in violation of applicable law or ethical standards;
•	will not embarrass the Company or the associate if publicly disclosed; and
•	do not directly or indirectly benefit any government official in a manner inconsistent with the letter or spirit of subsection IV.E or subsection V.B. below of this Code.

B.             Receiving Gifts

Gifts, favors, entertainment or other inducements may not be accepted by associates or members of their immediate families from any person or organization that does or seeks to do business with, or is a competitor of, the Company, except as common courtesies usually associated with customary business practices. If the gift is of more than token value, please report the gift immediately to the Committee which must approve its acceptance.

An especially strict standard applies when suppliers are involved. If a gift unduly influences or makes an associate feel obligated to “pay back” the other party with business, receipt of the gift is unacceptable.

It is never acceptable to accept a gift in cash or cash equivalent.

C.             Unfair Competition

Although the free enterprise system is based upon competition, rules have been imposed stating what can and what cannot be done in a competitive environment. The following practices can lead to liability for “unfair competition” and should be avoided. They are violations of the Code.

Disparagement of Competitors. It is not illegal to point out weaknesses in a competitor’s service, product or operation and the use of any such information should be only in accordance with standards set forth by the Board of Directors. However, associates may not spread false rumors about competitors or make representations about their businesses. For example, an associate may not pass on anecdotal or unverified stories about a competitor’s product as the absolute truth (e.g., the statement that “our competitors’ products break after three weeks of use”).

Disrupting a Competitor’s Business. This includes bribing a competitor’s employees, posing as prospective customers or using deceptive practices such as enticing away employees in order to obtain secrets or destroy a competitor’s organization. For example, it is not a valid form of “market research” to visit a competitor’s place of business posing as a customer.

Misrepresentations of Price and Product. Lies or misrepresentations about the nature, quality or character of the Company’s services and products are both illegal and contrary to Company policy. An associate may only describe our products based on their documented specifications, not based on anecdote or his or her belief that our specifications are too conservative.

D.             Antitrust Concerns

Federal and state antitrust laws are intended to preserve the free enterprise system by ensuring that competition is the primary regulator of the economy. Every corporate decision that involves customers, competitors, and business planning with respect to output, sales and pricing raises antitrust issues. Compliance with the antitrust laws is in the public interest, in the interest of the business community at large, and in our Company’s interest.

Failing to recognize antitrust risk is costly. Antitrust litigation can be very expensive and time-consuming. Moreover, violations of the antitrust laws can, among other things, subject you and the Company to the imposition of injunctions, punitive damages, and heavy fines. Criminal penalties may also be imposed, and individual employees can receive heavy fines or even be imprisoned. For this reason, antitrust issues should be taken seriously at all levels within the Company.

A primary focus of antitrust laws is on dealings between competitors. All associates must follow the following rules in all interactions with actual or potential competitors:

•	Never agree with a competitor or a group of competitors to charge the same prices or to use the same pricing methods, to allocate services, customers, private or governmental payor contracts or territories among yourselves, to boycott or refuse to do business with a provider, vendor, payor or any other third party, or to refrain from the sale or marketing of, or limit the supply of, particular products or services.
•	Never discuss past, present, or future prices, pricing policies, bundling, discounts or allowances, royalties, terms or conditions of sale, costs, choice of customers, territorial markets, production quotas, allocation of customers or territories, or bidding on a job with a competitor.
•	Be careful of your conduct. An “agreement” that violates the antitrust laws may be not only a written or oral agreement, but also a “gentlemen’s agreement” or a tacit understanding. Such an “agreement” need not be in writing. It can be inferred from conduct, discussions or communications of any sort with a representative of a competitor.
•	Make every output-related decision (pricing, volume, etc.) independently, in light of costs and market conditions and competitive prices.
•	Carefully monitor trade association activity. These forums frequently create an opportunity for competitors to engage in antitrust violations.

Another focus of antitrust law is how a Company deals with customers, suppliers, contractors and other third parties. The following practices could raise issues, and associates should always consult with the Committee before doing any of the following:

•	Refuse to sell to any customers or prospective customer;
•	Enter into any new distribution or supply agreement which differs in any respect from those previously approved;
•	Condition a sale on the customer’s purchasing another product or service, or on not purchasing the product of a competitor;
•	Agree with a customer on a minimum or maximum resale price of our products;
•	Impose restrictions on the geographic area to which our customers may resell our products;
•	Require a supplier to purchase products from the Company as a condition of purchasing products from that supplier;
•	Enter into an exclusive dealing arrangement with a supplier or customer; or
•	Offer different prices, terms, services or allowances to different customers who compete or whose customers compete in the distribution of commodities.

If our Company has a dominant or potentially dominant position with respect to a particular product or market, especially rigorous standards of conduct must be followed. In these circumstances, all associates should:

•	Consult the Committee before selling at unreasonably low prices or engaging in any bundling practices; and
•	Keep the Committee fully informed of competitive strategies and conditions in any areas where the Company may have a significant market position.

Finally, always immediately inform the Committee if local, state or federal law enforcement officials request information from the Company concerning its operations.

E.             Illegal Practices in International Business

Under the Foreign Corrupt Practices Act of 1977 (the “FCPA”), associates of the Company are prohibited from directly or indirectly making corrupt payments to foreign officials. “Foreign officials” include not only persons acting in an official capacity on behalf of a foreign government, agency, department or instrumentality, but also representatives of international organizations, foreign political parties and candidates for foreign public office. The payment is “corrupt” under the FCPA if it is made for the purpose of:

•	Influencing any act or decision of a foreign official in his official capacity;
•	Inducing a foreign official to do or omit to do any act in violation of his lawful duty;
•	Inducing a foreign official to use his influence with a foreign government or instrumentality to affect or influence any act or decision of the government or instrumentality in order to assist in obtaining, retaining or directing business; or
•	Inducing a foreign official to secure any “improper advantage.”

A payment is still “corrupt” even when paid through a vendor, consultant, intermediary or other third party instead of directly. No officer, director or associate of the Company shall make any payment to facilitate routine governmental action, regardless of whether the payment is “corrupt” as defined above, without first obtaining written approval of the Board of Directors.

Any officer, director or associate who has any questions whatsoever as to whether a particular payment might be permissible under both the FCPA and this Code should contact a member of the Committee.

The Company shall comply fully with the FCPA’s recordkeeping and controls provisions. Specifically, the Company shall make and keep books, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company. Further, the Company shall devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements as required by law and regulation and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

F.             Before undertaking any acquisition of any company that does business directly or indirectly with any foreign government or foreign government official, the Company will have preliminary due diligence commensurate with the risks posed by the particular target in question performed with respect to corruption and compliance with the FCPA. If warranted by the results of preliminary FCPA due diligence, the Company will have additional due diligence or investigation performed as necessary. The Company shall, informing the Board as necessary, address before an acquisition any potential indicators discovered during due diligence of past or current activity that might materially violate the FCPA by taking steps reasonably designed to comply with the FCPA Employment of Customer Representatives

No employees shall solicit a client interface for employment by the Company and no employee of the Company shall hire a client interface unless the following steps have been taken to protect the Company’s client relationship:

•	The client interface approached the Company with interest or made himself/herself available for candidacy at his/her own request.
•	The employee notifies the Human Resources department of the client interface’s interest in pursuing employment with the Company. Human Resources will advise the appropriate department heads, Vice President and members of senior management. Vice Presidents and members of Senior Management of this interest and collectively a decision will be made as to the appropriate measures to take to protect the client relationship with the Company.
•	Once mutual interest has been determined, the interface must inform his/her management that conversations are being pursued with the Company.
•	In the event of controversy surrounding the interface and his/her candidacy, it may become necessary for a department head or a Vice President to initiate a conversation with the candidate’s management.
V.	GOVERNMENT AND INVESTOR RELATIONS

Associates must adhere to the highest standards of ethical conduct in all relationships with government employees and must not improperly attempt to influence the actions of any public official.

A.             Government Procurement

The U. S. Government and many state and local governments have adopted comprehensive laws and regulations governing their purchases of products from private contractors. These laws and regulations are intended to assure that governmental entities receive pricing, terms, and conditions equivalent to those granted to the Company’s most favored commercial customers and that there is full and open competition in contracting.

When selling products and services to government procurement agencies, the Company is accountable for complying with all applicable procurement laws, regulations, and requirements. Certifications to, and contracts with, government agencies are to be signed by a Company associate authorized by the Board of Directors to sign such documents, based upon knowledge that all requirements have been fully satisfied, and written notice must be sent to the Committee of such transaction.

B.             Payments to Officials

Payments or gifts shall not be made directly or indirectly to any government official or known associate of a government official if the gift or payment is illegal under the laws of any country (or, if applicable, subdivision, territory or protectorate thereof) having jurisdiction over the transaction, or if it is for one of the types of “corrupt” purposes described in subsection IV.E above.

Under no circumstances should gifts be given to employees of the United States Government.

C.             Political Contributions

Company funds, property or services may not be contributed to any political party or committee, or to any candidate for or holder of any office of any government. This policy does not preclude, where lawful, Company expenditures to support or oppose public referendum or separate ballot issues, or, where lawful and when reviewed and approved in advance by the Committee, the formation and operation of a political action committee.

D.             Investor Relations

The Company’s employees are expected to create a good impression at all times and to project a positive and supportive attitude about the Company and its products and services. The Company needs to maintain a single line of contact with the investment community and with the media and press. Employees should not make derogatory comments about the Company, its products, services, management, employees and systems. Additionally, no employees should discuss the Company’s plans, strategies or results with clients, securities analysts, investors or members of the press. You should refer all inquiries to the Committee.

VI.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

A.             Insider Trading Policy

The Company expressly forbids any associate from trading in the Company’s stock, or the stock of others, based on material non-public information or communicating material non-public information to others in violation of the law. This conduct is frequently referred to as “insider trading.” This policy applies to every associate of the Company and extends to activities both within and outside their duties to the Company, including trading for a personal account.

The concept of who is an “insider” is broad. It includes officers, directors and employees of a Company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a Company’s affairs and as a result is given access to information solely for the Company’s purpose. A temporary insider can include, among others, a Company’s investment advisors, agents, attorneys, accountants and lending institutions, as well as the employees of such organizations. The Company may become a temporary insider of another Company with which it has a contractual relationship, to which it has made a loan, to which it provides advice or for which it performs other services.

Trading on inside information is not a basis for liability unless the information is material. This is information that a reasonable investor would consider important in making his or her investment decisions, or information that is likely to have a significant effect on the price of a Company’s securities.

Information is non-public until it has been effectively communicated to the marketplace. Tangible evidence of such dissemination is the best indication that the information is public. For example, information found in a report filed with the Securities and Exchange Commission or appearing in a national newspaper would be considered public.

Each associate should be familiar with and abide by the Statement of Policy on Securities Trading. A copy of this policy is given to, and signed by, all new associates of the Company and is available from the Human Resources Department.

B.             Equal Employment Opportunity

Subject to federal and state regulations governing the Company’s business and operations, the Company makes employment-related decisions without regard to a person’s race, color, religious creed, age, sex, marital status, national origin, ancestry, present or past history of mental disorder, mental retardation, learning disability or physical disability, including, but not limited to, blindness and genetic predisposition, or any other factor unrelated to a person’s ability to perform the person’s job. “Employment decisions” generally mean decisions relating to hiring, recruiting, training, promotions and compensation, but the term may encompass other employment actions as well.

The Company encourages its associates to bring any problem, complaint or concern regarding any alleged employment discrimination to the attention of the Human Resources Department. Associates who have concerns regarding conduct they believe is discriminatory should also feel free to make any such reports to a member of the Committee.

C.             Non- Harassment Policy

The Company is committed to maintaining a collegial work environment in which all individuals are treated with respect and dignity and which is free of harassment. In keeping with this commitment, the Company will not tolerate any form of harassment of associates, including sexual harassment, in violation of this policy by anyone, including any supervisor, co-worker, vendor, client or customer, whether in the workplace, at assignments outside the workplace, at Company-sponsored social functions or elsewhere.

Each associate should be familiar with and abide by the Company’s Non-Harassment Policy, which is set forth in the Employee Handbook. A copy of the Employee Handbook is given to all associates of the Company and is available from the Human Resources Department.

D.             Health, Safety & Environment Laws

Health, safety, and environmental responsibilities are fundamental to the Company’s values. Associates are responsible for ensuring that the Company complies with all provisions of the health, safety, and environmental laws of the United States and of other countries where the Company does business.

The penalties that can be imposed against the Company and its associates for failure to comply with health, safety, and environmental laws can be substantial, and include imprisonment and fines.

E.             Drugs, Alcohol & Prohibited Materials

The Company strives to safeguard the best interests of its associates, customers and other contacts. The use of alcohol and other drugs, including prescription and over-the-counter drugs used for other than therapeutic purposes, can impair judgment, physical reactions and productivity and may endanger the safety and health of the user and others. Such impairment on Company premises or while performing work for the Company is cause for disciplinary action, up to and including termination.

All associates must be free of impairment from alcohol or drugs. Thus all associates are responsible for complying with this policy.

The abuse of any legal substance, including alcohol, as well as use, sale, manufacture, distribution, or possession of, or being under the influence of any illegal drug, while at a Company facility, or while performing Company business, is prohibited and is a dischargeable offense.

The following is considered prohibited material:

•	Firearms or other weapons
•	Explosives, dangerous materials or articles
•	Alcoholic beverages
•	Illegal drugs or other controlled substances
•	Drug-related paraphernalia

Inspections of Company premises, property and/or your personal property for prohibited materials or substances described above, may be performed by the Company routinely or on suspicion, with or without prior announcement. Failure to cooperate with an inspection may result in termination.

This policy does not prohibit employees (21years of age or older) from consuming alcoholic beverages while entertaining customers, or at Company social functions where alcoholic beverages are served. However, associates are expected to use good judgment and drink in moderation. “Good judgment” requires that you seek a ride home with a friend or colleague if you have the slightest question about your ability to drive in a safe manner. If you are unable to find a ride, the Company will arrange for free transportation.

VII.	REPORTING VIOLATIONS UNDER THE CODE; NON-RETALIATION POLICY

Any associate of the Company having any information or knowledge regarding the existence of any violation or suspected violation of the Code has a duty to report the violation or suspected violation to any member of the Committee or the Board of Directors. Additionally, any associate may report, on a confidential and anonymous basis, any concerns regarding questionable accounting or auditing matters in accordance with the procedures set forth in Section III.C above.

Any associate who reports a suspected violation under the Code which the associate reasonably believes constitutes a violation of a federal criminal statute by the Company, or its agents acting on behalf of the Company, to a federal law enforcement officer or the appropriate officer of the Company identified above, may not be fired, demoted or otherwise harmed for, or because of, the reporting of the suspected violation, regardless of whether the suspected violation involves the associate, the associate’s supervisor or senior management of the Company. Every report made will be treated as confidential to the extent allowed by law. In addition, any attorney working for the Company shall report evidence of a material violation of securities law or breach of fiduciary duty or similar violation by the Company or any of its agents to the Board of Directors or the Chief Executive Officer of the Company (or a person acting in an equivalent capacity).

VIII.	QUESTIONS UNDER THE CODE AND WAIVER PROCEDURES

Associates are encouraged to consult with any member of the Committee about any uncertainty or questions they may have under the Code.

If any situation should arise where a course of action would likely result in a violation of the Code but for which the associate thinks that a valid reason for the course of action exists, the associate should contact a member of the Committee to obtain a waiver prior to the time the action is taken. No waivers will be granted after the fact for actions already taken.

The Committee will review all the facts surrounding the proposed course of action and will make a recommendation to the independent members of the Board of Directors as to whether a waiver from any policy in the Code should be granted. If a majority of the independent directors on the Board of Directors agree that a waiver should be granted, it will be granted in writing and signed by two Executive Officers, one of which must be the Chairman of the Board (or in his absence an independent Board member). All waiver grants will be disclosed to the executive officers and to the directors. If the waiver is granted for actions to be taken by or for the benefit of an executive officer or member of the Board of Directors, the Company will disclose the nature and reasons for the waiver in a current report on Form 8-K to be filed with the SEC. If a majority of the independent directors deny the request for a waiver, the waiver will not be granted and the associate may not pursue the intended course of action.

It is the Company’s policy only to grant waivers from the Code in limited and compelling circumstances.

EMPLOYEE STATEMENT

I have read the Corporate Code of Conduct and Ethics of Red Cat Holdings. I have obtained an interpretation of any provision about which I had a question. I agree to abide by the provisions of the Code. Based on my review, I acknowledge that

_____	To the best of my knowledge, I am not in violation of any provision contained in the Code;

OR

_____	I have made a full disclosure below of this acknowledgement of the facts regarding any possible violation of the provisions set forth in the Code.

In addition, I understand that I am required to report any suspected or actual violation of the Code and that I may report, on a confidential and anonymous basis, any concerns regarding questionable accounting or auditing matters. I understand that I am required to cooperate fully with the Company in connection with the investigation of any suspected violation. I understand that my failure to comply with the Code or its procedures may result in disciplinary action, including termination.

By:		Date:
Name (Please print):

DISCLOSURE: (attach additional pages if necessary)

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